EXHIBIT 99.1


                                [GRAPHIC OMITTED]
                             FRESENIUS MEDICAL CARE

                                 PRESS RELEASE


Contact:                                       Contact:
Oliver Maier                                   Heinz Schmidt
Sr V.P. Investor Relations & Communications    Vice President Investor Relations
Phone:    + 49 6172 609 2601                   Phone:    +  1 781 402 4518
Fax       + 49 6172 609 2301                   Fax:      +  1 781 402 9741
E-mail:   ir@fmc-ag.com                        E-mail:   ir@fmc-ag.com
Internet: http://www.fmc-ag.com                          -------------
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             Fresenius Medical Care North America Announces Further

           Extension of Expiration Date for Tender Offer and Consent

              Solicitation for the 9% Senior Subordinated Notes of

                             Renal Care Group, Inc.

Lexington, Massachusetts (March 14, 2006) -- Fresenius Medical Care North America today announced that, in connection with the previously announced tender offer and consent solicitation by Florence Acquisition, Inc. ("Florence"), an indirect subsidiary of Fresenius Medical Care AG & Co. KGaA ("FMC KGaA") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), for any and all of the $159,685,000 in outstanding principal amount of 9% Senior Subordinated Notes Due 2011 (the "Notes") of Renal Care Group, Inc., Florence is further extending the tender offer expiration date to 9:00 a.m., New York City time, on March 29, 2006.

As previously announced, the total consideration to be paid for validly tendered and accepted Notes would have been $1,099.20 per $1,000 principal amount of the Notes, calculated on the basis of the yield to maturity on the 4.25% U.S. Treasury Note due October 31, 2007 (the "Reference Security") as of 10:00 a.m., New York City time, on the price determination date of February 28, 2006, assuming the payment date for the tender offer was March 15, 2006. Pursuant to

Fresenius Medical Care North America, 95 Hayden Avenue, Lexington, MA 02420-9192

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the terms of the tender offer, as a result of the extension of the expiration date to March 29, 2006, the total consideration will be calculated using a new price determination date of March 15, 2006, which is the tenth business day preceding the scheduled expiration date. The total consideration to be paid will be recalculated using the yield to maturity on the Reference Security as of 10:00 a.m., New York City time, on March 15, 2006.

As of 5:00 p.m., New York City time, on March 13, 2006, 99.87% of the outstanding aggregate principal amount of the Notes have been tendered. Holders who have already tendered their Notes and delivered their consents may no longer withdraw their Notes or revoke their consents.

Except as set forth above, all other provisions of the tender offer and consent solicitation with respect to the Notes are as set forth in the Offer to Purchase and Consent Solicitation Statement, dated November 30, 2005 (the "Offer to Purchase"). Florence reserves the right to further amend the tender offer and the consent solicitation in its sole discretion. As previously announced, the offer to purchase the Notes is being made in connection with the pending acquisition of Renal Care Group, Inc. and its subsidiaries by FMC KGaA (the "Merger"). The consummation of Florence's tender offer is conditioned on, among other things, the satisfaction of the closing conditions to the Merger as set forth in the merger agreement.

Credit Suisse Securities (USA) LLC (formerly known as Credit Suisse First Boston
LLC) is acting as Dealer Manager for the tender offer and as Solicitation Agent for the consent solicitation and can be contacted at (212) 538-0652 (collect) or
(800) 820-1653 (toll free). Morrow & Co., Inc. is the Information Agent and can be contacted at (203) 658-9400 (collect) or (800) 607-0088 (toll free).
Questions about the tender offer and consent solicitation may be directed to the Dealer Manager, and requests for copies of the related documents may be directed to the Information Agent.

This release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent of any Notes. The tender offer and the consent solicitation are being made solely by the Offer to Purchase.

Fresenius Medical Care North America, 95 Hayden Avenue, Lexington, MA 02420-9192

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Fresenius Medical Care is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of approximately 1,680 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to approximately 131,450 patients around the globe. Fresenius Medical Care is also the world's leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care visit the Company's website at www.fmc-ag.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.


Fresenius Medical Care North America, 95 Hayden Avenue, Lexington, MA 02420-9192

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